Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2019

Quarterly Net Revenues Increased by 24.6% Year-Over-Year

Quarterly Student Enrollments Increased by 50.4% Year-Over-Year

Quarterly Operating Income Increased by 52.6% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 69.6% Year-Over-Year

BEIJING, Oct. 22, 2019 /PRNewswire/ — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2019, which is the first quarter of New Oriental’s fiscal year 2020.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2019

•	Total net revenues increased by 24.6% year-over-year to US$1,071.8 million for the first fiscal quarter of 2020.

•	Operating income increased by 52.6% year-over-year to US$246.2 million for the first fiscal quarter of 2020.

•	Net income attributable to New Oriental increased by 69.6% year-over-year to US$209.0 million for the first fiscal quarter of 2020.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2020	1Q FY2019	% of change
Net revenues	1,071,777	859,846	24.6%
Operating income	246,196	161,335	52.6%
Non-GAAP operating income (2)(3)	257,216	175,255	46.8%
Net income attributable to New Oriental	208,990	123,232	69.6%
Non-GAAP net income attributable to New Oriental (2)(3)	230,162	184,136	25.0%
Net income per ADS attributable to New Oriental - basic	1.32	0.78	69.9%
Net income per ADS attributable to New Oriental - diluted	1.31	0.77	69.1%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.45	1.16	25.3%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.44	1.16	24.6%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and loss from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2019

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 50.4% year-over-year to approximately 2,609,200 for the first fiscal quarter of 2020.

•

The total number of schools and learning centers was 1,261 as of August 31, 2019, an increase of 161 compared to 1,100 as of August 31, 2018, and an increase of 7 compared to 1,254 as of May 31, 2019. The total number of schools was 95 as of August 31, 2019.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are very pleased to start fiscal 2020 with robust top line growth of 24.6%, or 29.7% if measured in Renminbi, which exceeded the high-end of our expected range. Moreover, we achieved a remarkable year-over-year improvement in operating margin. The K-12 after-school tutoring business continued to be our key growth driver, and achieved a year-over-year revenue growth of approximately 35%, or 40% if measured in Renminbi. Furthermore, our U-Can middle and high school all-subjects after-school tutoring business grew by approximately 33%, or 38% if measured in Renminbi, while our POP Kids program achieved a growth of approximately 38%, or 44% if measured in Renminbi.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “As we continued to implement our well-proven “Optimize the Market” Strategy, we remained committed to carry out capacity expansion in cities where we see potential for rapid growth and strong profitability. During this quarter, we added a net of seven learning centers in existing cities. The total square meters of classroom area by the end of this quarter increased approximately 24% year-over-year, and 3% quarter-over-quarter. Furthermore, in this quarter we once again delivered a highly successful summer promotion campaign, offering low-cost offline trial courses for multiple subjects across most of our existing cities, targeting students before they begin secondary school. We are very encouraged to see that even with a doubled average price compared to last year, total promotion enrollments reached 820,000, an 8% increase year-over-year, accompanied by improved student retention year-over-year. Meanwhile, we also continued to strengthen our online-merge-offline (OMO) standardized classroom teaching system, in addition to launching an innovative interactive courseware for the POP kids program in certain major cities, creating more interactive and high-quality learning experience for our students. We also made further strategic investment into dual-teacher model classes and new initiatives for K-12 tutoring through Koolearn.com, our pure online education platform. With our core dual competencies in both offline and online education services, we are confident to capture the substantial business opportunities in low-tier cities and remote areas moving forward.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “During this quarter, we continued to fine-tune our capacity expansion at a controlled and balanced pace, which supported our delivery of a strong bottom line performance, compounded with year-over-year operating margin expansion. Our non-GAAP operating income increased by 46.8% year-over-year to approximately US$257.2 million, while non-GAAP operating margin rose by 360 basis points to 24.0%, from 20.4% a year ago. We will also sharpen our focus on utilizing facilities and improving operating efficiency. Thus, we are confident in our ability to deliver consistent margin improvement, and create sustainable long-term value to our customers and shareholders.”

Financial Results for the First Fiscal Quarter Ended August 31, 2019

Net Revenues

For the first fiscal quarter of 2020, New Oriental reported net revenues of US$1,071.8 million, representing a 24.6% increase year-over-year. Net revenues from educational programs and services for the first fiscal quarter were US$996.5 million, representing a 25.0% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the first fiscal quarter of 2020 increased by 50.4% year-over-year to approximately 2,609,200. The higher-than-normal increase in the number of student enrollments is primarily due to the division of the autumn semester into two parts. Under this method, student enrollments in the autumn semester are recorded separately for each part and the student enrollments for each part fall into separate quarters. This practice was adopted in November 2018 to comply with the latest regulatory requirements.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$825.6 million, representing a 17.9% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$814.6 million, representing an 18.7% increase year-over-year

•

Cost of revenues increased by 19.8% year-over-year to US$440.2 million, primarily due to increases in teachers’ compensation for more teaching hours and higher rental costs for the increased number of schools and learning centers in operation.

•	Selling and marketing expenses increased by 1.9% year-over-year to US$101.2 million.

•

General and administrative expenses for the quarter increased by 21.6% year-over-year to US$284.2 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$273.5 million, representing a 24.5% increase year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 20.8% to US$11.0 million in the first fiscal quarter of 2020.

Operating Income and Operating Margin

Operating income was US$246.2 million, representing a 52.6% increase year-over-year. Non-GAAP income from operations for the quarter was US$257.2 million, representing a 46.8% increase year-over-year.

Operating margin for the quarter was 23.0%, compared to 18.8% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 24.0%, compared to 20.4% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$209.0 million, representing a 69.6% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$1.32 and US$1.31, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$230.2 million, representing a 25.0% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$1.45 and US$1.44, respectively.

Cash Flow

Net operating cash flow for the first fiscal quarter of 2020 was approximately US$364.6 million. Capital expenditures for the quarter were US$64.3 million, which were primarily attributable to opening of 43 facilities and renovations at existing learning centers.

Balance Sheet

As of August 31, 2019, New Oriental had cash and cash equivalents of US$973.2 million, as compared to US$1,414.2 million as of May 31, 2019. In addition, the Company had US$351.6 million in term deposits, US$2,010.7 million in short-term investment as of August 31, 2019.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the courses are delivered, at the end of the first quarter of fiscal year 2020 was US$1,330.7 million, an increase of 16.0% as compared to US$1,146.7 million at the end of the first quarter of fiscal year 2019. The lower-than usual-increase was due to the change of tuition fees collection schedule for K-12 after-school tutoring courses, in compliance with the latest regulatory requirements. This change was implemented during the second quarter of fiscal year 2019.

New Accounting Standard

The Company adopted the new lease accounting standard (ASC 842) on June 1, 2019, using the modified retrospective transition method resulting in the recording of operating lease right-of-use assets of US$1,224.5 million and operating lease liabilities of US$1,212.6 million on the balance sheet. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations.

Outlook for Second Quarter of Fiscal Year 2020

New Oriental expects total net revenues in the second quarter of fiscal year 2020 (September 1, 2019 to November 30, 2019) to be in the range of US$753.6 million to US$771.0 million, representing a year-over-year growth in the range of 26% to 29%.

The projected growth rate of revenue in our functional currency Renminbi is expected to be in the range of 30% to 33% for the second quarter of the fiscal year 2020. The exchange rate used to calculate expected revenues for the second quarter of fiscal 2020 is 7.11. The historical exchange rate used to calculate revenues for the second quarter of fiscal 2019 was 6.90.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 22, 2018, U.S. Eastern Time (8 PM on October 22, 2018, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

Mainland China:	+400-620-8038
US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3621-4779
Passcode:	3660734

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following number until October 30, 2019:

International:	+61 2 8199 0299
Passcode:	3660734

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of language training and test preparation, primary and secondary school education, online education, content development and distribution, overseas study consulting services, pre-school education and study tour. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2019, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Joanne Wong

FTI Consulting

Tel: +852-3768-4747

Email: joanne.wong@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31	As of May 31
	2019	2019
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	973,197	1,414,171
Restricted cash	43	43
Term deposits	351,556	108,672
Short-term investments	2,010,697	1,668,689
Accounts receivable, net	3,960	3,300
Inventory, net	29,629	29,046
Prepaid expenses and other current assets, net	222,911	199,677
Amounts due from related parties, current	46,321	42,644

Total current assets	3,638,314	3,466,242

Restricted cash, non-current	3,643	4,013
Property and equipment, net	544,005	532,015
Land use rights, net	6,140	6,405
Amounts due from related parties, non-current	1,858	1,204
Long-term deposits	48,545	49,742
Long-term prepaid rents	470	442
Intangible assets, net	12,483	13,935
Goodwill, net	77,457	79,614
Long-term investments, net	432,168	404,704
Deferred tax assets, non-current, net	63,275	61,467
Right-of-use assets	1,224,508	—
Other non-current assets	15,369	26,776

Total assets	6,068,235	4,646,559

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$33,646 and US$35,486 as of May 31, 2019 and August 31, 2019, respectively)	35,917	34,057
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$518,937 and US$519,884 as of May 31, 2019 and August 31, 2019, respectively)	576,327	576,521
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$79,067 and US$128,783 as of May 31, 2019 and August 31, 2019, respectively)	133,661	94,071
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$472 and US$961 as of May 31, 2019 and August 31, 2019, respectively)	961	472
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,268,318 and US$1,317,690 as of May 31, 2019 and August 31, 2019, respectively)	1,330,704	1,301,103
Operating Lease Liability-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to New Oriental of nil and US$331,681 as of May 31, 2019 and August 31, 2019, respectively)	343,085	—

Total current liabilities	2,420,655	2,006,224

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$18,607 and US$19,325 as of May 31, 2019 and August 31, 2019, respectively)	18,944	18,781
Long term loan (including long term loan of the consolidated variable interest entities without recourse to New Oriental of nil and nil as of May 31, 2019 and August 31, 2019, respectively)	95,213	96,457
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to New Oriental of nil and US$865,647 as of May 31, 2019 and August 31, 2019, respectively)	869,564	—

Total liabilities	3,404,376	2,121,462

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	2,505,550	2,360,686
Non-controlling interests	158,309	164,411

Total equity	2,663,859	2,525,097

Total liabilities and equity	6,068,235	4,646,559

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2019	2018
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,071,777	859,846

Operating cost and expenses (note 1)
Cost of revenues	440,229	367,399
Selling and marketing	101,193	99,301
General and administrative	284,159	233,662

Total operating cost and expenses	825,581	700,362
Gain on disposal of a subsidiary	—	1,851

Operating income	246,196	161,335

Loss from fair value change of long-term investments	(11,282)	(46,984)
Other income, net	19,953	33,509
Provision for income taxes	(50,836)	(25,684)
Loss from equity method investments	(803)	(1,053)

Net income	203,228	121,123

Add: Net loss attributable to non-controlling interests	5,762	2,109

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	208,990	123,232

Net income per common share
- Basic	1.32	0.78
- Diluted	1.31	0.77

Net income per ADS (note 2)
- Basic	1.32	0.78
- Diluted	1.31	0.77

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2019	2018
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	284,159	233,662
Less: Share-based compensation expenses in general and administrative expenses	10,619	13,920

Non-GAAP general and administrative expenses	273,540	219,742

Total operating cost and expenses	825,581	700,362
Less: Share-based compensation expenses	11,020	13,920

Non-GAAP operating cost and expenses	814,561	686,442

Operating income	246,196	161,335
Add: Share-based compensation expenses	11,020	13,920

Non-GAAP operating income	257,216	175,255

Operating margin	23.0%	18.8%
Non-GAAP operating margin	24.0%	20.4%
Net income attributable to New Oriental	208,990	123,232
Add: Share-based compensation expenses	9,890	13,920
Add: Loss from fair value change of long-term investments	11,282	46,984

Non-GAAP net income attributable to New Oriental	230,162	184,136

Net income per ADS attributable to New Oriental- Basic (note 2)	1.32	0.78
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.31	0.77

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.45	1.16
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.44	1.16

Weighted average shares used in calculating basic net income per ADS (note 2)	158,246,454	158,573,830
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,667,569	159,193,707

Non-GAAP income per share - basic	1.45	1.16
Non-GAAP income per share - diluted	1.44	1.16

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended August 31
	2019	2018
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	36	—
Selling and marketing	365	—
General and administrative expenses	10,619	13,920

Total	11,020	13,920

Note 2: Each ADS represents one common share.